06002214

FEB 16 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 01030

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seltsam, Haiin & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America, Suite 100 (No. and Street)

Topeka (City) Kansas (State) 66614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Seltsam (785) 354-8588 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greg C. Huseth, CPA, P.A. (Name — if individual, state last, first, middle name)

5857 SW 29th Street (Address) Topeka (City) Kansas (State) 66614 (Zip Code)

FEB 16 2006

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Seltsam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seltsam, Hanni & Company, Inc., as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBRA P. PARTRIDGE
Notary Public - State of Kansas
My Appt. Exp. 2-1-07

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19___ [8004]
or if less than 12 months

Report for the period beginning 01/1/05 (MM DD YY) [8005] and ending 12/31/05 (MM DD YY) [8006]

SEC FILE NUMBER: 8-1030 [8011]

1. NAME OF BROKER DEALER: Seltsam, Hanni & Company, Inc. [8020] N 9 — OFFICIAL USE ONLY [8021] Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities . . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
   (b) municipals . . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
   (c) other debt instruments . . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No) 1 [8084]

9. Respondent's total number of public customers accounts: (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts . . . . . [8080]
   (b) Omnibus accounts . . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No) 1 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing	1	8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	2	8102

14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates of which respondent was a member	0	8104

16. Number of respondent's public customer transactions:
(Carrying or clearing firms filing X-17A-5 Part II)

Actual	29	8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange	28	8107
(b) equity securities transactions effected other than on a national securities exchange	1	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT

Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent..	0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent		8116
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period..........................	$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

23 - This figure is used to compute fees payable to the Commission under Section 31 of the Securities Exchange Act of 1934 (15 U.S.C. § 78ee) for over-the-counter ("OTC") sales of exchange listed securities. The Commission has exempted some OTC sales of exchange-listed securities for Section 31 transaction fees and Securities Exchange Commission Rule 31-1 [17 CFR § 240.31-1] should be consulted in developing the figure to be reported in item 23 of Schedule I. The Commission will bill each respondent, on or before March 15 of each year, for any transaction fees payable pursuant to Section 31 of the 1934 Act for OTC sales occurring during the preceding calendar year.

FORM X-17A-5

FOCUS REPORT

OMB No. 3235-0123

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-1030 [14]
Seltsam, Hanni & Company, Inc. [13]	FIRM ID. NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	48-0395450 [15]
Bank of America Tower, Suite 100 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/2005 [24]
Topeka [21] (City) KS [22] (State) 66603 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/2005 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
James D. Seltsam [30]	785-354-8588 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

04-003365 A
SELTSAM, HANNI & COMPANY, INC. II
D A SELTSAM
100 FIRST NATL BK TWR
TOPEKA KS 66603

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 13th day of Feb 19 2006

Manual signatures of:

1) [signature] James D. Seltsam, President
Principal Executive Officer or Managing Partner

2) [signature] Arthur R. Hanni, Exec. V.P.
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Huseth, Greg C. [70]

ADDRESS

5857 SW 29th Street [71]	Topeka [72]	Kansas [73]	66614
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER N 2 [100]
Seltsam, Hanni & Company, Inc.

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/2005 [99]

SEC FILE NO. ________ [98]

Consolidated [ ] [198]
Unconsolidated [ ] [199]

ASSETS

	Allowable	Nonallowable	Total
1. Cash	$ 93,725 [200]		$ 93,725 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Canadian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc.

as of 12/31/2005

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440]	$ [610]	[860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	[680]	[920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	32,119 [530]	250 [720]	32,369 [930]
16. TOTAL ASSETS	$ 125,844 [540]	$ 250 [740]	$ 126,094 [940]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/2005

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of $ [950]	[1120]		[1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	[1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc. as of 12/31/2005

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured		1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$	1230	$	1450	$	1760

Ownership Equity

27. Sole proprietorship	$	1770
28. Partnership- limited partners $ [1020]		1780
29. Corporation		
A. Preferred stock		1791
B. Common stock	135,000	1792
C. Additional paid-in capital	992,332	1793
D. Retained earnings	(1,001,238)	1794
E. Total	126,094	1795
F. Less capital stock in treasury	( )	1796
30. TOTAL OWNERSHIP EQUITY	$ 126,094	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 126,094	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Haiin & Company, Inc. as of 12/31/2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 126,094	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			126,094	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 126,094	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 250	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(250)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 125,844	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)		3736	( )	3740
10. Net Capital			$ 125,844	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Seltsam, Hanni & Company, Inc. as of 12/31/2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	25,044	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		3838
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/2005 [3932] to 12/31/2005 [3933]
Seltsam, Hanni & Company, Inc.	Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 1,645	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions		1,645	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (losses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		12,398	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		2,396	3995
12. Total revenue		$ 16,439	4030
EXPENSES			
13. Registered representatives' compensation		$ 37,935	4110
14. Clerical and administrative employees' expenses		21,995	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		3,428	4060
20. Occupancy and equipment costs		23,062	4080
21. Promotional costs		1,887	4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		10,984	4195
27. Other expenses		19,681	4100
28. Total expenses		$ 118,972	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ (102,533)	4210
30. Provision for Federal income taxes (for parent only)			4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		(102,533)	4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ (102,533)	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (8,544)	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc.

as of 12/31/2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 0	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 17 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 17)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	0	4510
24. Amount of deposit (or withdrawal) including $ ___ 4515 value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ___ 4525 value of qualified securities	$ 0	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ___ 4332 Weekly ___ 4333 Monthly ___ 4334

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

23

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc.

as of 12/31/2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ none	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$ none	4588
A. Number of items		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X 4584 No ____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/2005

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance NA		
a. Cash .78	$	7010
b. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts		7030
3. Net equity (Deficit) (Total of 1 - plus or minus 2)		7040
4. Add: accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
5. Amount required to be segregated (Total of 3 & 4)	$	7060

FUNDS ON DEPOSIT IN SEGREGATION

6. Deposited in segregated funds bank accounts: NA		
a. Cash		7070
b. Securities representing investments of customers' funds (at market) .79		7080
c. Securities held for customers in lieu of cash margins (at market)		7090
7. Margins on deposit with clearing organizations of contract markets:		
a. Cash		7100
b. Securities representing investments of customers' funds (at market)		7110
c. Securities held for customers in lieu of cash margins (at market)		7120
8. Settlement due from (to) contract market clearing organization		7130
9. Net equities with other FCMs		7140
10. Segregated funds on hand:		
a. Cash .80		7150
b. Securities representing investments of customers' funds (at market)		7160
c. Securities held for customers in lieu of cash margins (at market)		7170
11. Total amount in segregation (Total of 6 through 10)	$	7180
12. Excess funds (Insufficiency) in segregation (11 minus 5)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc.

as of 12/31/2005

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
	4600		4601		4602	$	4603		4604		4605
	4610		4611		4612		4613		4614		4615
	4620		4621		4622		4623		4624		4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645
	4650		4651		4652		4653		4654		4655
	4660		4661		4662		4663		4664		4665
	4670		4671		4672		4673		4674		4675
	4680		4681		4682		4683		4684		4685
	4690		4691		4692		4693		4694		4695

TOTAL $ none [4699*]

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER
Seltsam, Hanni & Company, Inc.

For the period (MMDDYY) from 1/1/2005 to 12.31/2005

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital		
A. Partnership Capital:		
1. General Partners	$	4700
2. Limited		4710
3. Undistributed Profits		4720
4. Other (describe below)		4730
5. Sole Proprietorship		4735
B. Corporation Capital:		
1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)		4760
4. Other (describe below)		4770
2. Subordinated Liabilities		
A. Secured Demand Notes		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810
3. Other Anticipated Withdrawals		
A. Bonuses		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total	$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 126,627	4240
A. Net income (loss)			(102,533)	4250
B. Additions (Includes non-conforming capital of	$	4262)	102,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 126,094	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/2005

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

	Valuation		Number	
A. breaks long	$ none	4890		4900
B. breaks short	$ none	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13

3. Personnel employed at end of reporting period

A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)	2	4960
C. Total	4	4970
4. Actual number of tickets executed during current month of reporting period	4	4980
5. Number of corrected customer confirmations mailed after settlement date	0	4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I)

A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ 23,230	5388
B. Net	$ 23,230	5390

OMIT PENNIES

3/83

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF NET CAPITAL
December 31, 2005

NET CAPITAL	
Stock	$ 135,000
Paid in surplus	992,332
Retained earnings	(1,001,238)
	126,094
NON - ADMITTED ASSETS	
Postage	(250)
NET CAPITAL	125,844
CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF CAPITAL REQUIREMENT	$ 25,844

The above capital computation is not materially different then that computed by the firm.

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF SPECIAL BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
December 31, 2005

Free credit balances and other credit balances in customers' security accounts, etc.	-0-	
Debit balances in customers' cash accounts, etc.		-0-
	-0-	-0-
Excess of total debits		-0-
Required deposit (105% of excess total credits)	-0-	
Deposit in reserve account	200	
Required deposit	$ -0-	

Pursuant to Rule 15c3-3 (k) (2) (ii), the Company is exempt from the reserve requirement of Rule 15c3-3 at December 31, 2005.

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2005, relative to information relating to possession and control.

SELTSAM, HANNI & COMPANY, INC.

FINANCIAL STATEMENTS AND SCHEDULES FOR
ANNUAL REPORT ON FORM X-17A-5

YEARS ENDED DECEMBER 31, 2005 AND 2004

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

CONTENTS

GREG C. HUSETH, CPA, P.A.
5857 SW 29th Street • Topeka, KS 66614
(785) 273-5900 • FAX (785) 273-6888
E-MAIL greghuseth@sbcglobal.net

Independent Auditor's Report

Board of Directors
Seltsam, Hanni & Company, Inc.
Topeka, Kansas 66603

We have audited the accompanying balance sheets of Seltsam, Hanni & Company, Inc., as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Seltsam, Hanni & Company, Inc., as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CPA, P.A.

Greg C. Huseth, CPA, P.A.

February 8, 2006

SELTSAM, HANNI & COMPANY, INC.

BALANCE SHEETS
December 31, 2005 and 2004

ASSETS

	2005	2004
Current Assets		
Cash	$ 93,525	$ 94,951
Cash - customer and trust accounts	200	200
Due from customers	-0-	-0-
Due from brokers	-0-	-0-
Total current assets	93,725	95,151
Fixed Assets		
Office equipment less accumulated depreciation of $11,075 and $11,075 in 2005 and 2004 respectively	-0-	-0-
Other Assets		
Cash value of life insurance, face value - $40,000	32,119	31,226
Deposits	250	250
Total assets	$ 126,094	$ 126,627

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Current Liabilities		
Total current liabilities	-0-	-0-
Stockholders' Equity		
Common stock, par value $100 per share; authorized 1,350 shares, issued and outstanding 1,350 shares	135,000	135,000
Additional paid-in capital	992,332	890,332
Accumulated deficit	(1,001,238)	(898,705)
Total stockholders' equity	126,094	126,627
Total liabilities and stockholders' equity	$ 126,094	$ 126,657

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions on securities	$ 14,043	$ 17,026
Dividends and interest	1,375	840
Other income	1,021	1,231
Total revenues	16,439	19,097
Expenses		
Salaries and commissions	59,930	58,455
Operating and administrative	59,042	54,275
Total expenses	118,972	112,730
Net loss	$(102,533)	$ (93,633)

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2004	$ 135,000	$ 798,332	$(805,072)
Net loss, 2004			(93,633)
Owners investment, 2004		92,000	
Balance, December 31, 2004	135,000	890,332	(898,705)
Net loss, 2005			(102,533)
Owners investment, 2005		102,000	
Balance, December 31, 2005	$ 135,000	$ 992,332	$(1,001,238)

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2005 and 2004

Increase (Decrease) in Cash and Cash Equivalents

	2005	2004
Cash flows from operating activities:		
Cash received from customers and brokers	$ 14,525	$ 17,570
Cash paid to suppliers and employees	(118,972)	(112,730)
Interest received	1,021	840
Net cash provided by (used in) operating activities	(103,426)	(94,320)
Cash flows from investing activities:		
Purchase of office equipment	-0-	-0-
Net cash provided by (used in) investing activities	-0-	-0-
Cash flows from financing activities:		
Receipt of additional paid-in capital	102,000	92,000
Reduction of accrued expenses	-0-	-0-
Net cash provided by (used in) financing activities	102,000	92,000
Net increase (decrease) in cash and cash equivalents	(1,426)	(2,320)
Cash and cash equivalents at beginning of year	95,151	97,471
Cash and cash equivalents at end of year	$ 93,725	$ 95,151

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2005 and 2004

Reconciliations of net loss to net cash provided by (used in) operating activities:

	2005	2004
Net Loss	$(102,533)	$ (93,633)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	-0-	-0-
(Increase) in cash surrender value of life insurance	(893)	(687)
(Increase) decrease in amounts due from customers	-0-	-0-
Increase (decrease) in other liabilities	-0-	-0-
Net cash provided by (used in) operating activities	$(103,426)	$ (94,320)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

The more significant accounting policies not described elsewhere in the notes to the financial statements are as follows:

a. Basis of accounting--The Corporation's policy is to prepare its financial statements on the accrual basis of accounting.

b. Furniture, fixtures, and equipment--Maintenance, repairs and minor renewals are charged to operations during the year in which incurred. Major renewals and betterment are capitalized. Upon sale, retirement, or other disposition of major capitalized assets, the cost thereof and related accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged, respectively, to earnings.

c. Income taxes--Income taxes are not paid by the Corporation. Effective January 1, 1979, the Corporation elected to be taxed under subchapter S of the Internal Revenue Code. No provision for taxes would be required if the election was not in force.

Note 2. Stock redemption agreement

The Corporation has entered into agreements for redemption of part of its common stock in the event of the death of certain stockholders. Redemption price is to be based upon a formula using market values.

Terms of the agreements provide for down payments equal to the excess of insurance proceeds over cash values of policies carried by the Corporation on the lives of these shareholders and five annual installments of any remaining balance.

Note 3. Lease commitments

The Corporation leases a vehicle. The lease is a three year operating lease, expiring October 17, 2006 with a stated purchase option price of approximately the fair market value of the vehicle.

The following is a schedule of future minimum rental payments required under the vehicle operating lease as of December 31, 2005:

Year Ending December 31,	Amount
2006	$ 4,296

Lease expense amounted to $5,728 in 2005.

Note 4. Minimum capital requirements

The Corporation is required by Rule 15c 3-1 of the Securities and Exchange Commission to maintain a minimum net capital. Net capital as computed under the rule was $125,844 at December 31, 2005 which is $25,844 more than required.

ACCOMPANYING INFORMATION

AUDITOR'S OPINION ON SUPPLEMENTARY INFORMATION

Our examinations of the basic financial statements presented in the preceding section of this report were made primarily to form an opinion on such financial statements taken as a whole. Supplementary information, contained in the following pages, is not considered essential for a fair presentation of the financial position of Seltsam, Hanni & Company, Inc., the results of its operations, or its cash flows. However, the following data was subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA, PA.

Greg C. Huseth, CPA, P.A.

Topeka, Kansas
February 8, 2006

GREG C. HUSETH, CPA, P.A.

5857 SW 29TH STREET, TOPEKA, KANSAS 66614 • (785) 273-5900 • FAX (785) 273-6888
E-MAIL: greghuseth@sbcglobal.net

February 8, 2006

The Board of Directors
Seltsam, Hanni, & Company, Inc.
Topeka, Kansas

We have examined the financial statements of Seltsam, Hanni, & Company, Inc., for the years ended December 31, 2005 and 2004 and have rendered our opinion thereon, dated February 8, 2006. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards, the purposes of such evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and performing the examination of the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion of the system of internal accounting control taken as a whole.

The objective of internal accounting control in to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized if considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimated and judgments required in the preparation of financial statements.

Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2005, which was made for the purposes set forth in the first paragraph, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data.

Based on our study, we found we could not rely on the system of internal control due to the limitation of segregating duties and control over assets. This situation is brought about by the small number of individuals within the company.

Based on our study and tests of the accounting records we wish to inform you we found no items we considered would have a material impact on the financial statements for the year.

This report is intended solely for the use of management and should not be used for any other purpose.

Sincerely,

Greg C. Huseth, CPA, P.A.